Mail Stop 4561

August 25, 2006

Ms. Sherri Schugart
Chief Financial Officer
Hines Real Estate Investment Trust, Inc.
2800 Post Oak Boulevard, Suite 5000
Houston, TX 77056-6118

Re: Hines Real Estate Investment Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2005
File No. 0-50805

Dear Ms. Schugart:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Properties, pages 25 to 27

1. We do not object to the separate presentation of operating data (e.g., details of occupancy rates, lease expirations and geographic and industry diversification, etc.) for your consolidated properties and for your unconsolidated properties, but we do object to a combined presentation, as you do not control the unconsolidated entities. Please revise your presentation of operating data in future filings, as appropriate.

Financial Statements

Hines-Sumisei U.S. Core Office Fund, L.P.

Commitments and contingencies, page 93

2. We note that the leases with two major tenants were restructured and extended effective October 27, 2004 and that you recognized termination fees of approximately $13,163,000 related to these transactions. Please describe, in some added detail, the nature of the restructured lease transactions including the termination fees. Additionally, please advise us if there are any remaining obligations that you have in connection with receiving the termination fees and whether the two major tenants restructured their leases, excluding the impact of the termination fees, at market rates.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Sherri Schugart
Hines Real Estate Investment Trust, Inc.
August 25, 2006
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Steven Jacobs
Branch Chief